Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 7 December 2023

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

RESPONSE TO MEDIA SPECULATION

In response to recent media speculation, Woodside confirms it is in discussions regarding a potential merger with Santos Ltd.

Discussions remain confidential and incomplete, and there is no certainty that the discussions will lead to a transaction.

As a global energy company, Woodside continuously assesses a range of opportunities to create and deliver value for shareholders.

Woodside will continue to update the market in accordance with its continuous disclosure obligations.

Contacts:

INVESTORS		MEDIA

Marcela Louzada (Group)	Rohan Goudge (US)	Christine Forster
M: +61 456 994 243	M: +1 (713) 679-1550	M: +61 484 112 469
E: christine.forster@woodside.com
Sarah Peyman (Australia)	E: investor@woodside.com
M: +61 457 513 249

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.